Exhibit (4)(d)

Form of Individual Retirement Annuity Endorsement

PEOPLES BENEFIT LIFE INSURANCE COMPANY

A Stock Company

Home Office located at: 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499

(Hereafter called the Company, we, our or us)                    (800)-525-6205

AMENDATORY ENDORSEMENT

At the Owner’s request, we will include the following endorsement in the attached contract in order that such contract may be issued as an “Individual Retirement Annuity” in accordance with Section 408 of the Internal Revenue Code (IRC). The contract is hereby amended by the addition of the following provisions.

1.	The Owner of this contract shall be the Annuitant.

2.	The Owner may not transfer this contract, except as permitted in IRC Section 408(d)(6).

3.	Except in the case of a rollover contribution (as permitted by IRC Section 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3), or 457(e)(16)) or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP) as described in IRC Section 408(k), no contributions will be accepted unless they are in cash and the total of such contributions shall not exceed:

$3,000 for any taxable year beginning in 2002 through 2004;

$4,000 for any taxable year beginning in 2005 through 2007; and

$5,000 for any taxable year beginning in 2008 and years thereafter.

After 2008, the limit will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code Section 219(b)(5)(C). Such adjustments will be in the multiples of $500.

In the case of an individual who is 50 or older, the annual cash contribution limit is increased by:

$500 for any taxable year beginning in 2002 through 2005; and

$1,000 for any taxable year beginning in 2006 and years thereafter.

4.	No contributions will be accepted under a SIMPLE IRA Plan established by any employer pursuant to section 408(p). Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA Plan will be accepted from a SIMPLE IRA Plan, that is, an IRA used in conjunction with a SIMPLE IRA Plan, prior to the expiration of the 2-year period beginning on the date the individual first participated in the employer’s SIMPLE IRA Plan.

5.	Any refund of premium payments (other than those deemed to be excess contributions) must be used to pay future premium payments or buy additional benefits. This must be done before the close of the calendar year following the calendar year in which the refund was made.

6.	This contract is established for the exclusive benefit of the individual or his or her beneficiaries.

7.	The entire interest shall be paid to the Owner on or before April 1 following the calendar year in which the Owner attains age 70 1/2, or used to provide periodic payments starting on or before April 1 following the calendar year in which the Owner attains age 70 1/2 for:

a.	the life of the Owner;

b.	the lives of the Owner and his or her designated beneficiary;

c.	a period not extending beyond the life expectancy of the Owner; or

d.	a period not extending beyond the joint and last survivor expectancy of the Owner and his or her designated beneficiary.

AE 1192 902	TRADITIONAL

Minimum Amounts to be Distributed

If the Owner’s entire interest is to be distributed in other than a lump sum, then the amount to be distributed each year (commencing on or before April 1 following the calendar year in which the Owner attains age 70 1/2 and each year thereafter) must be at least an amount equal to the Owner’s entire interest divided by the applicable distribution period. The applicable distribution period for calendar years up to and including the distribution calendar year that includes the Owner’s date of death is determined using the Uniform Lifetime Table in Q&A-2 of Treasury Regulation Section 1.401(a)(9)-9 for the Owner’s age as of the Owner’s birthday in the relevant distribution calendar year. If the Owner’s spouse is the sole beneficiary of the Owner’s entire interest, the applicable distribution period is the longer of the applicable distribution period determined in accordance with the Uniform Lifetime Table in Q&A-2 in Treasury Regulation Section 1.401(a)(9)-9 or the joint life expectancy of the Owner and spouse using the Owner’s and spouse’s attained ages in the distribution calendar year using the Joint and Last Survivor Table of Treasury Regulation Section 1.401(a)(9)-9 Q&A-3.

Any minimum annuity or distribution amounts elected by the Annuitant shall be made at least once per year in accordance with the requirements of Treasury Regulation Section 1.401(a)(9). The incidental death benefit requirements specified in Q&A-2 of 1.401(a)(9)-6 will be satisfied if made in accordance with this section. The minimum amount distributed is an amount that does not increase from year to year except as allowed by Treasury Regulation Section 1.401(a)(9)-6.

8.	If the Owner dies before the entire interest is distributed, the following distribution rules shall apply:

a.	If the Owner dies on or after the date Required Distributions commence, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution in effect prior to the Owner’s death.

b.	If the Owner dies before Required Distributions commence, the Owner’s entire interest will be distributed in accordance with one of the following four provisions:

1.	If the Owner’s interest is payable to a designated beneficiary who is someone other than the Owner’s surviving spouse, then the entire interest will be distributed in substantially equal installments over the life or life expectancy of the designated beneficiary commencing on or before the end of the calendar year immediately following the calendar year in which the Owner died. The designated beneficiary may elect, at any time, to receive greater payments.

2.	If the sole designated beneficiary is the Owner’s surviving spouse, the spouse may elect to receive required distributions on or before the later of: the end of the calendar year immediately following the calendar year in which the Owner died; or the end of the calendar year in which the Owner would have attained age 70 1/2, if later. The surviving spouse may accelerate these payments at any time (i.e., increase the frequency or amount of such payments).

3.	If the sole designated beneficiary is the Owner’s surviving spouse, the spouse may treat the contract as his or her own individual retirement annuity. This election will be deemed to have been made if the surviving spouse makes a regular IRA contribution to the contract, makes a rollover to or from such contract, or fails to take required distributions as a beneficiary. The result of this election is that the surviving spouse shall then be considered the owner for whose benefit the IRA is maintained for all purposes under the Code (e.g., section 72(t)).

4.	If there is no designated beneficiary, or if distributions have not begun under paragraph 1 above, the Owner’s entire interest will be paid by the end of the calendar year containing the fifth (5th) anniversary of the Owner’s death.

AE 1192 902	TRADITIONAL

c.	For purposes of the above, payments will be calculated by the use of the applicable distribution period for the Owner (determined in accordance with the Uniform Lifetime Table in Regulation Q&A-2 of section 1.401(a)(9)-9) or, when applicable, the table in Q&A-3 of Treasury Regulation Section 1.401(a)(9)-9. In the case of any other designated beneficiary, life expectancy will be calculated at the time payment first commences using the Single Life Table in Q&A-1 of Treasury Regulation 1.401(a)(9)-9, and payments for any subsequent 12-consecutive month period will be based on such life expectancy minus the number of whole years passed since distribution first commenced.

d.	For purposes of this requirement, any amount paid to a child of the Owner will be treated as if it had been paid to the surviving spouse if the remainder of the interest becomes payable to the surviving spouse when the child reaches the age of majority.

Distributions under this section are considered to have begun if distributions are made on account of the individual reaching his or her required beginning date, or, if prior to the required beginning date, distributions irrevocably commence to an individual over a period permitted and in an annuity form acceptable under section 1.401(a)(9)-6 of the Treasury Regulations.

9.	The “entire interest” in the IRA includes the amount of any outstanding rollover, transfer and recharacterization under Q&As-7 and -8 of section 1.408-8 of the Income Tax Regulations and the actuarial value of any other benefits provided under the IRA, such as guaranteed death benefits.

10.	Annuity payments after the first may be paid at any time and in any amount not less than $25.00.

11.	We may fully surrender this contract by payment of all Policy Value if no annuity premium payments have been paid within the last thirty-six months, and the Cash Value is less than $500.00. We will send a notice to the last known address of the Owner of its intent to exercise this provision at least sixty days in advance of taking any action.

12.	The amendatory endorsement is intended to qualify this contract under the provisions of IRC Section 408(p) for federal income tax purposes. The provisions of this contract in conjunction with the attached amendatory endorsement are to be interpreted to maintain such qualification, notwithstanding any other provisions to the contrary. As allowed under this contract, in order to maintain such tax qualification, we reserve the right to amend this amendatory endorsement to reflect any clarifications that may be needed or are appropriate to maintain such tax qualification or to conform this contract to any applicable changes in the tax qualification requirements. We will send you a copy in the event of any such amendment.

13.	The Owner’s entire interest in this contract shall be non-forfeitable.

14.	The Owner may not:

a.	use this contract as security for a loan;

b.	borrow any money under or by use of this contract; or

c.	pledge or assign any interest to another person.

15.	The issuer of an individual retirement annuity shall furnish annual calendar year reports concerning the status of the annuity and such information concerning required minimum distributions as is prescribed by the Commissioner of the Internal Revenue Service.

Attached on the date of issue of the contract.

Your qualifying status is the controlling factor as to whether or not your funds will receive tax favored treatment rather than the insurance contract. Please ask your tax advisor if you have any questions as to whether or not you qualify.

Signed for Us at our Home Office.

/s/ Craig D. Vermie	/s/ Marilyn Carp
SECRETARY	PRESIDENT

AE 1192 902	TRADITIONAL

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